GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

155 CONSTITUTION DRIVE

MENLO PARK, CALIFORNIA 94025

TELEPHONE (650) 321-2400 FACSIMILE (650) 321-2800

February 10, 2006

Via Edgar and Federal Express

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: David Edgar

Mail Stop 4561

Re:	Blue Coat Systems, Inc.
Form 10-K for Fiscal Year Ended April 30, 2005
Filed July 14, 2005
Form 8-K Filed November 15, 2005
File No. 000-28139

Dear Mr. Edgar:

On behalf of Blue Coat Systems, Inc. (the “Company”), this letter responds to the comments set forth in the letter to the Company dated January 27, 2006 from the Securities and Exchange Commission (the “Staff”). Please note that, per my telephone conversation with you, we believe that the January 27th letter was intended to refer to the Form 8-K filed by the Company on November 15, 2005, instead of the Form 8-K filed by the Company on January 4, 2006. For your convenience, we have repeated and numbered the comments from the January 27th letter in italicized print, and the Company’s responses are provided below each comment.

1.	We note your use of non-GAAP measures under Item 9.01 of the Form 8-K noted above which exclude certain recurring items. Tell us the usefulness and material limitations of these Non-GAAP measures in assessing performance. Also, tell us how you considered Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures.

i.	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

ii.	the economic substance behind management’s decision to use such a measure;

Securities and Exchange Commission

February 10, 2006

iii.	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

iv.	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

v.	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Further tell us why, as disclosed in your press release, Non-GAAP measures best allow management, the board of directors and investors to understand your Company’s activities and business results, considering certain expenses, such as stock compensation and amortization are excluded. In this regard it appears that you are indicating that your results on a GAAP basis are less meaningful than your non-GAAP measures. We refer you to Item 10(e)(i) of Regulation S-K.

Response:

We have revised our disclosure in our most recent earnings release announcing the preliminary results for our fiscal third quarter ended January 31, 2006 to disclose why we believe the non-GAAP measures provided are appropriate and useful measures of performance. Non-GAAP financial measures include non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP net income per share data. These measures are not in accordance with, or an alternative to, GAAP. The measures are intended to supplement GAAP financial information, and may be different from non-GAAP financial measures used by other companies. We believe that such measures, when shown in conjunction with the corresponding GAAP measures, provide useful information to the Company’s management, board of directors and investors regarding our ongoing operating activities and business trends related to our financial condition and results of operations. We believe it is useful to provide investors with information to understand how specific line items in the statement of operations are affected by certain items, such as the amortization of intangible assets and stock-based compensation. In addition, the Company’s management and board of directors use certain non-GAAP financial measures in developing operating budgets and in reviewing our financial results of operations since items such as the amortization of intangible assets and stock-based compensation resulting from acquisitions in prior periods are not considered to impact current resource allocation decisions. The Company believes that the presentation of non-GAAP financial measures provides consistency and comparability with past reports of financial results. However, we understand that investors should be made aware that non-GAAP measures have inherent limitations and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP, and intend to include such communication in future earnings releases.

As noted above, we have revised our disclosures related to non-GAAP financial measures beginning with our press release on February 6, 2006 and will continue reporting the additional information described above in future earnings releases, including the earnings release scheduled for February 14, 2006 announcing the final results of our fiscal third quarter ended January 31, 2006. Further, we will continue to report GAAP financial measures with equal or greater prominence than non-GAAP financial measures and provide a quantitative reconciliation of GAAP to non-GAAP financial measures. In future filings, we will also provide additional information regarding the specific items incorporated into the non-GAAP financial measures as footnotes in the reconciliation of GAAP to non-GAAP financial measures.

Securities and Exchange Commission

February 10, 2006

2.	We note the 8-K filed on January 4, 2006 regarding the Permeo acquisition. The Staff will review the Company’s amended Form 8-K when filed and we may have further comments.

Response

The Company acknowledges that the Staff will review the Company’s amended 8-K for the Permeo acquisition when filed and may have further comments.

Other Matters

The Company acknowledges its responsibility for the adequacy and accuracy of disclosure in the filing. Further, we acknowledge that any changes in disclosure as a result of Staff comments does not foreclose the Commission from taking further action with respect to the filing nor can Staff comments serve as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (650) 463-5470 if you have any questions or would like additional information regarding this matter.

Very truly yours

/S/ DANIEL E. O’CONNOR
Daniel E. O’Connor

cc:	Kevin Royal, Blue Coat Systems, Inc.